UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

442487302

(CUSIP Number)

Ara K. Hovnanian

110 West Front Street

P.O. Box 500

Red Bank, New Jersey 07701

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487302

1	NAME OF REPORTING PERSON Ara K. Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,673,234
	8	SHARED VOTING POWER 626,668
	9	SOLE DISPOSITIVE POWER 9,673,234
	10	SHARED DISPOSITIVE POWER 626,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,299,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14	TYPE OF REPORTING PERSON IN

Amendment No. 5 to Statement on Schedule 13D

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009 and Amendment No. 4 to the Schedule 13D filed on January 27, 2014 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Ara K. Hovnanian beneficially owns 10,299,902 shares of Class B Common Stock, including 1,725,000 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days. The shares beneficially owned represent approximately 61.6% of the shares of Class B Common Stock, based upon 14,983,719 shares of Class B Common Stock outstanding as of January 9, 2015, plus (for purposes of computing such percentage) the shares of Class B Common Stock underlying such options.

The shares beneficially owned by Ara K. Hovnanian include 3,255,251 shares of Class B Common Stock held by the Executors for which Ara K. Hovnanian is special purpose Executor with respect to investments in securities of the Issuer, 3,883,395 shares of Class B Common Stock held by the 2012 LLC for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 195,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 9,673,234 shares of Class B Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 626,668 shares of Class B Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and Peter S. Reinhart. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. Each of such persons is a citizen of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The following transactions have been effected in the past 60 days:

On January 2, 2015, the second annual installment of the stock portion of a previously granted long-term incentive plan award (with respect to 323,678 shares of Class B Common Stock) became payable. After the withholding of shares to pay the tax liability incident to such payout, 178,024 shares of Class B Common Stock were distributed to Ara K. Hovnanian.

(d) Not applicable

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2014	/s/ Ara K. Hovnanian
Ara K. Hovnanian